December 28th, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.  20549



RE:	Withdrawal of Form S-8 filed on May 19th, 2000
	Globus International Resources Corporation
	File Number:  333-37460


Ladies and Gentlemen:


	This firm acted as special counsel in the filing of an S-8 for Globus International Resources Corp. On behalf of Globus, we hereby request that the subject statement filed on the EDGAR System under file number 333-37460 be withdrawn. Due to a breach in the contract with the consulting groups mentioned in the S-8, no securities were issued.

Thank you for your assistance in this matter. If you have further questions, please contact myself at (702)-732-2253.

						Sincerely,

						Adam U. Shaikh, Esq.
						Shawn F. Hackman, a PC.